99.B(d)(6)(ii)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING EQUITY TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class B	Class C	Class I	Class O	Class W

ING Real Estate Fund Initial Term for Classes A, B, C, I, and O Expires October 1, 2006 Initial Term for Class W Expires October 1, 2009	1.45%	2.20%	2.20%	1.00%	1.45%	1.20%

/s/ Harley Eisner
HE

Date Last Amended: November 20, 2009

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.